March 2014 Pricing Sheet dated March 31, 2014 relating to Preliminary Pricing Supplement No. 1,344 dated March 24, 2014 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
Contingent Income Securities due April 3, 2024
All Payments on the Securities Subject to the Downside Threshold Feature Linked to the S&P 500® Index
Principal at Risk Securities
PRICING TERMS – MARCH 31, 2014
Issuer:	Morgan Stanley
Underlying index:	S&P 500® Index
Aggregate principal amount:	$2,208,000
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security
Pricing date:	March 31, 2014
Original issue date:	April 3, 2014 (3 business days after the pricing date)
Maturity date:	April 3, 2024
Contingent quarterly coupon:
•  If, on any determination date, the index closing value on such date is greater than or equal to the downside threshold level, we will pay a contingent quarterly coupon at an annual rate of 5.15% (corresponding to approximately $12.875 per quarter per security) on the related contingent coupon payment date.
•  If, on any determination date, the index closing value on such date is less than the downside threshold level, no contingent quarterly coupon will be paid with respect to that determination date.

Payment at maturity:	• If the final index value is greater than or equal to the downside threshold level:	(i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the final determination date
	• If the final index value is less than the downside threshold level:	(i) the stated principal amount multiplied by (ii) the index performance factor. This amount will be less than 50% of the stated principal amount of the securities and could be zero.
Index performance factor:	The final index value divided by the initial index value.
Downside threshold level:	936.17, which is equal to 50% of the initial index value
Initial index value:	1,872.34, which is the index closing value of the underlying index on the pricing date
Final index value:	The index closing value of the underlying index on the final determination date
Determination dates:
Quarterly, on the 28th day of each March, June, September and December, beginning June 28, 2014.  We also refer to March 28, 2024 as the final determination date.  The determination dates are subject to postponement due to non-index business days or certain market disruption events.  See “Postponement of determination dates” below.

Contingent coupon payment dates:
With respect to each determination date other than the final determination date, the third business day after the related determination date.  The payment of the contingent quarterly coupon, if any, with respect to the final determination date will be made on the maturity date.  See “Postponement of contingent coupon payment dates and maturity date” below.

CUSIP / ISIN:	61761JPU7 / US61761JPU78
Listing:	The securities will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary pricing supplement.

Estimated value on the pricing date:	$933.00 per security. See “Investment Summary” in the accompanying preliminary pricing supplement.
Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer(2)
Per security	$1,000	$35	$965
Total	$2,208,000	$77,280	$2,130,720
(1)
Selected dealers and their financial advisors, including Morgan Stanley Wealth Management (an affiliate of the agent), will collectively receive from the agent, Morgan Stanley & Co. LLC (“MS & Co.”), a fixed sales commission of $35 for each security they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest”  in the accompanying preliminary pricing supplement and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

(2)	See “Use of proceeds and hedging” in the accompanying preliminary pricing supplement.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Morgan Stanley.  The securities are not sponsored, endorsed, sold or promoted by S&P, and S&P makes no representation regarding the advisability of investing in the securities.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 1,344 dated March 24, 2014

Prospectus Supplement dated November 21, 2011             Index Supplement dated November 21, 2011             Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.